Legend International Holdings, Inc.
                           Level 8, 580 St Kilda Road
                             Melbourne Victoria 3004
                                    Australia

December 30, 2008


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Douglas Brown, Esq.
         Mail Stop 7010

         Re:      Legend International Holdings, Inc.
                  Post-Effective Amendment No. 2 to
                  Registration Statement on Form S-1
                  File No. 333-145082

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation ("Legend" or the "Company"), we are filing herewith via Edgar Post-Effective Amendment No. 2 on Form S-1 (the "P/E Amendment No. 2") to the Company's Registration Statement on Form S-1. We have set forth below the Company's response to the Staff's comment letter dated December 22, 2008 with respect to the Form S-1. The Staff's comment has been reproduced (in bold) below and is immediately followed by the Company's responses thereto.

Power of Attorney, page II-7
----------------------------

1. We note that the power of attorney filed with the post effective amendment to the registration statement does not include the dates in which the signatories signed the document. Please revise to include the dates on which the signatories signed the power of attorney.

          We have complied with the Staff's comment.

On behalf of the Company we hereby acknowledge the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached hereto an acceleration request pursuant to which we are requesting that the effectiveness of the Form S-1 be accelerated to 11:00 a.m. on January 5, 2009, or as soon thereafter as is practicable.

If you have any questions concerning the responses, please do not hesitate to call me at 011-61-3-8532-2866.

Yours faithfully


/s/Peter Lee
PETER LEE
CFO & Secretary